Pricing Supplement (To Prospectus dated November 4, 2016, Series A Prospectus Supplement dated November 4, 2016, and Product Supplement CLN-1 dated December 19, 2016) November 7, 2019	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-213265
BofA Finance LLC Fully and Unconditionally Guaranteed by Bank of America Corporation Commodity-Linked Notes Linked to the S&P GSCI® Index Total Return, due December 15, 2020
Issuer:	BofA Finance LLC (“BofA Finance”)
Guarantor:	Bank of America Corporation (“BAC”)
Pricing Date:	November 7, 2019
Issue Date:	November 15, 2019
Stated Maturity Date:	December 15, 2020
Aggregate Principal Amount:	$21,130,000
Reference Asset:	The S&P GSCI® Index Total Return (Bloomberg symbol: “SPGCCITR”)
Starting Value:	2,487.814.
Ending Value:	The closing level of the Reference Asset on the Valuation Date. If it is determined that the scheduled Valuation Date is not a Reference Asset Business Day, or if a Market Disruption Event occurs on the scheduled Valuation Date, the Ending Value will be determined as more fully described beginning on page S-27 of product supplement CLN-1.
Leverage Factor:	3
Investor Fee:	0.25% per annum, which will accrue daily (at the specified rate divided by 365) from and including the pricing date to but excluding the Valuation Date.
Treasury Rate Charge:	Applicable
Interest Rate Basis:	LIBOR
Designated Maturity:	One month
Interest Reset Dates:	Monthly, on the 15th of each month during the term of the Notes (with the exception of the initial interest reset date, which will be the Issue Date) beginning on December 16, 2019 and ending on the Stated Maturity Date.
Interest Payment Dates:	Unless the Notes are redeemed on an earlier date, interest will be payable only at maturity.
Spread:	Minus 16 basis points
Initial Optional Redemption Date:	November 15, 2019
Upper Mandatory Redemption Trigger Level:	Not Applicable
Lower Mandatory Redemption Trigger Level:	85% of the Starting Value
NPV Factor:	Not Applicable
Bear Note:	No
Calculation Agent:	Merrill Lynch Commodities, Inc.
Minimum Denomination:	$100,000 and integral multiples of $1,000 in excess thereof
Listing:	No listing on any securities exchange.
CUSIP:	09709THF1

Potential purchasers of the Notes should consider the information in “Risk Factors” beginning on page PS-2 of this pricing supplement, page S-8 of the accompanying product supplement, page S-4 of the prospectus supplement, and page 7 of the prospectus.

	Per Note	Total
Public Offering Price(1)	$1,000	$21,130,000
Underwriting Discount	$ 0	$ 0
Proceeds, before expenses, to BofA Finance	$1,000	$21,130,000
(1)	Plus accrued interest from November 15, 2019 if settlement occurs after that date.

The Notes and the related guarantee of the Notes by the Guarantor are unsecured and are not savings accounts, deposits, or other obligations of a bank. The Notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and involve investment risks. None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this pricing supplement, the product supplement, the prospectus supplement, or the prospectus. Any representation to the contrary is a criminal offense.

In connection with this offering, BofA Securities, Inc. (“BofAS”) is acting in its capacity as principal for your account. We will deliver the Notes in book-entry form only through The Depository Trust Company on November 15, 2019 against payment in immediately available funds.

We will deliver the Notes against payment therefor on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

BofA Securities

Selling Agent

RISK FACTORS

Your investment in the notes entails significant risks. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general.

The following discussion of risks should be read together with the benchmark transition provisions under “Additional Terms—Interest on the Notes—Effect of Benchmark Transition Event and Related Benchmark Replacement Date” below, which define and further describe a number of terms and matters referred to in these risk factors.

Interest on the notes will be calculated using a reference rate other than 1-month U.S. dollar LIBOR if a Benchmark Transition Event and related Benchmark Replacement Date occur. The U.K. Financial Conduct Authority, which regulates LIBOR, announced in July 2017 that it will no longer persuade or compel banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021. This announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. It is impossible to predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR or whether any additional reforms to LIBOR may be enacted in the United Kingdom or elsewhere. These factors may result in the occurrence of a Benchmark Transition Event and related Benchmark Replacement Date.

If we or the calculation agent (after consulting with us) determines that a Benchmark Transition Event and related Benchmark Replacement Date have occurred with respect to 1-month U.S. dollar LIBOR, then we or the calculation agent (after consulting with us) will determine a Benchmark Replacement in accordance with the benchmark transition provisions described below under “Additional Terms—Interest on the Notes— Effect of Benchmark Transition Event and Related Benchmark Replacement Date.” After such an event, interest on the notes will no longer be determined by reference to 1-month U.S. dollar LIBOR, but instead will be determined by us or the calculation agent (after consulting with us) by reference to the applicable Benchmark Replacement.

The selection of a Benchmark Replacement, and any decisions, determinations or elections made by us or the calculation agent (after consulting with us) in connection with implementing a Benchmark Replacement with respect to the notes in accordance with the benchmark transition provisions, including with respect to Benchmark Replacement Conforming Changes, could adversely affect the rate of interest on the notes, which could adversely affect the return on, value of and market for the notes. Further, there is no assurance that the characteristics of any Benchmark Replacement will be similar to 1-month U.S. dollar LIBOR, or that any Benchmark Replacement will produce the economic equivalent of 1-month U.S. dollar LIBOR as a reference rate for interest on the notes.

The Benchmark Replacement is uncertain and may not be a suitable replacement for 1-month U.S. dollar LIBOR. The terms of the notes provide for a “waterfall” of alternative rates to be used to determine the rate of interest on the notes if a Benchmark Transition Event and related Benchmark Replacement Date occur and the Interpolated Benchmark cannot be determined. The first alternative rate in the waterfall is Term SOFR, a forward-looking rate which will be based on SOFR. However, Term SOFR does not exist as of the date of this pricing supplement, and there is no guarantee that Term SOFR will exist prior to a Benchmark Transition Event and related Benchmark Replacement Date. Even if Term SOFR is developed, it is unclear whether it will be a suitable replacement or successor for 1-month U.S. dollar LIBOR. Assuming Term SOFR does not exist at the time of a Benchmark Transition Event and related Benchmark Replacement Date, the second alternative rate in the waterfall is Compounded SOFR. Compounded SOFR is the compounded average of daily SOFR rates that we expect will be calculated in arrears, while 1-month U.S. dollar LIBOR is a forward-looking rate. However, there currently is no uniform market convention with respect to the calculation of Compounded SOFR. Uncertainty surrounding the establishment of market conventions related to the calculation of Term SOFR and Compounded SOFR and whether either alternative reference rate is a suitable replacement or successor for 1-month U.S. dollar LIBOR may adversely affect the value of and return on the notes.

The additional alternative rates referenced in the definition of “Benchmark Replacement” set forth below under “Additional Terms—Interest on the Notes—Effect of Benchmark Transition Event and Related Benchmark Replacement Date” also are uncertain. In particular, the ISDA Fallback Rate, which is the rate referenced in the ISDA Definitions at the time of a Benchmark Transition Event and related Benchmark Replacement Date, has not been established as of the date of this pricing supplement. Even after the ISDA Fallback Rate is initially determined, ISDA Definitions and the ISDA Fallback Rate may change over time. If each alternative rate referenced in the definition of “Benchmark Replacement” below is unavailable or indeterminable, we or the calculation agent (after consulting with us) will determine the Benchmark Replacement that will apply to the notes. The substitution of a Benchmark Replacement for 1-month U.S. dollar LIBOR may adversely affect the value of and return on the notes.

In addition, the benchmark transition provisions provide for a Benchmark Replacement Adjustment to be added to the Unadjusted Benchmark Replacement in order to make the Unadjusted Benchmark Replacement more comparable to 1-month U.S. dollar LIBOR. However, such adjustment will not necessarily make the Unadjusted Benchmark Replacement equivalent to 1-month U.S. dollar LIBOR. In particular, the Benchmark Replacement Adjustment may be a one-time adjustment, so such adjustment above the applicable Unadjusted Benchmark Rate Replacement may not respond to changes in unsecured bank credit risk or other market conditions on a periodic basis.

The rate of interest on the notes may be determined by reference to a Benchmark Replacement even if 1-month U.S. dollar LIBOR continues to be published. If a Benchmark Transition Event and related Benchmark Replacement Date occur with respect to 1-month U.S. dollar LIBOR, the rate of interest on the notes will thereafter be determined by reference to the Benchmark Replacement. A Benchmark Transition Event includes, among other things, a public statement or publication of information by the regulatory supervisor for the administrator of 1-month U.S. dollar LIBOR announcing that 1-month U.S. dollar LIBOR is no longer representative. The rate of interest on the notes may therefore cease to be determined by reference to 1-month U.S. dollar LIBOR, and instead be determined by reference to the Benchmark Replacement, even if 1-month U.S. dollar LIBOR continues to be published. Such rate may be lower than 1-month U.S. dollar LIBOR for so long as 1-month U.S. dollar LIBOR continues to be published, and the value of and return on the notes may be adversely affected.

We or the calculation agent (after consulting with us) will make determinations with respect to the notes that could affect the value of and return on the notes. We or the calculation agent (after consulting with us) will make certain determinations with respect to the notes as further described in this pricing supplement that may adversely affect the value of and return on the notes. In particular, if a Benchmark Transition Event and related Benchmark Replacement Date occur, we or the calculation agent (after consulting with us) will determine the Benchmark Replacement and the Benchmark Replacement Adjustment and can make Benchmark Replacement Conforming Changes in connection with the implementation of the applicable Benchmark Replacement as described below under “Additional Terms—Interest on the Notes—Effect of Benchmark Transition Event and Related Benchmark Replacement Date.” Moreover, certain determinations may require the exercise of discretion and the making of subjective judgments, such as with respect to the Benchmark Replacement or the occurrence or non-occurrence of a Benchmark Transition Event and any Benchmark Replacement Conforming Changes. Any determination, decision or election that may be made by us or the calculation agent pursuant to the benchmark transition provisions set forth in this pricing supplement will, if made by us, be made in our sole discretion and, if made by the calculation agent, be made after consulting with us and, in each case, will become effective without consent from the holders of the notes or any other party. In addition, we may designate an entity to make any determination, decision or election that we have the right to make in connection with the benchmark transition provisions set forth in this pricing supplement. The calculation agent or any other designee that we may appoint in connection with these determinations may be our affiliate. When performing such functions, potential conflicts of interest may exist between us, our designee or the calculation agent and holders of the notes. All determinations by us, in our sole discretion, or the calculation agent, after consulting with us, will be conclusive for all purposes and binding on us and holders of the notes absent manifest error. In making these potentially subjective determinations, we, our designee or the calculation agent may have economic interests that are adverse to your interests, and such determinations may adversely affect the value of and return on the notes. Because the continuation of 1-month U.S. dollar LIBOR on the current basis cannot and will not be guaranteed, and because the Benchmark Replacement is uncertain, we or the calculation agent is likely to exercise more discretion in respect of calculating interest payable on the notes than would be the case in the absence of a Benchmark Transition Event and related Benchmark Replacement Date.

Interest on the notes will be calculated using alternative methods if 1-month U.S. dollar LIBOR is not quoted on a particular day and a Benchmark Transition Event and related Benchmark Replacement Date have not occurred. Under the terms of the notes, interest on the notes initially is based on 1-month U.S. dollar LIBOR. If 1 month U.S. dollar LIBOR is not quoted on the Reuters screen page as described in this pricing supplement on a relevant interest determination date (but a Benchmark Transition Event and related Benchmark Replacement Date have not occurred), such rate will be determined using the applicable alternative method described below under the heading “Additional Terms—Interest on the Notes—1-Month U.S. Dollar LIBOR.” In

such case, the final alternative method for determining such rate is to use 1-month U.S. dollar LIBOR as in effect for the then-current interest period or, in the case of the first interest period for the notes, the most recent rate that could have been determined in accordance with the first sentence of the first paragraph under the heading “Additional Terms—Interest on the Notes—1-Month U.S. Dollar LIBOR” in this pricing supplement.

We or our affiliates may publish research that could affect the market value of the notes. We or one or more of our affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally, or the LIBOR transition or SOFR specifically. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes.

Additional Risk Factors Relating to the Secured Overnight Financing Rate

Under the benchmark transition provisions set forth under “Additional Terms—Interest on the Notes— Effect of Benchmark Transition Event and Related Benchmark Replacement Date” below, if a Benchmark Transition Event and related Benchmark Replacement Date occur with respect to 1-month U.S. dollar LIBOR and we or the calculation agent (after consulting with us) cannot determine the Interpolated Benchmark with respect to 1-month U.S. dollar LIBOR, then the rate of interest on the notes will be determined based on SOFR unless a Benchmark Transition Event and related Benchmark Replacement Date also occur with respect to the Benchmark Replacements based on SOFR, in which case the rate of interest on the notes will be based on the next available Benchmark Replacement. In the following discussion of risks relating to SOFR, references to the notes mean the notes at any time when the rate of interest on such notes is or will be determined based on SOFR.

The composition and characteristics of SOFR are not the same as those of U.S. dollar LIBOR, and SOFR is not expected to be a comparable replacement for U.S. dollar LIBOR. In June 2017, the Federal Reserve Bank of New York’s Alternative Reference Rates Committee (the “ARRC”) announced SOFR as its recommended alternative to U.S. dollar LIBOR. However, the composition and characteristics of SOFR are not the same as those of U.S. dollar LIBOR. SOFR is a broad Treasury repo financing rate that represents overnight secured funding transactions and is not the economic equivalent of U.S. dollar LIBOR. While SOFR is a secured rate, U.S. dollar LIBOR is an unsecured rate. And, while SOFR is currently only an overnight rate, U.S. dollar LIBOR is a forward-looking rate that represents interbank funding for a specified term.

As a result, there can be no assurance that SOFR will perform in the same way as U.S. dollar LIBOR would have at any time, including, without limitation, as a result of changes in interest and yield rates in the market, bank credit risk, market volatility or global or regional economic, financial, political, regulatory, judicial or other events. For the same reasons, SOFR is not expected to be a comparable replacement for U.S. dollar LIBOR.

SOFR has a very limited history, and the future performance of SOFR cannot be predicted based on historical performance. The publication of SOFR began in April 2018, and, therefore, it has a very limited history. In addition, the future performance of SOFR cannot be predicted based on the limited historical performance. Levels of SOFR following the occurrence of a Benchmark Transition Event and related Benchmark Replacement Date may bear little or no relation to the historical actual or historical indicative data. Prior observed patterns, if any, in the behavior of market variables and their relation to SOFR, such as correlations, may change in the future. While some pre-publication historical data have been released by the Federal Reserve Bank of New York (the “FRBNY”), such analysis inherently involves assumptions, estimates and approximations. The future performance of SOFR is impossible to predict and therefore no future performance of SOFR may be inferred from any of the historical actual or historical indicative data. Hypothetical or historical performance data are not indicative of, and have no bearing on, the potential performance of SOFR.

SOFR may be more volatile than other benchmark or market rates. Since the initial publication of SOFR, daily changes in the rate have, on occasion, been more volatile than daily changes in other benchmark or market rates, such as 1-month U.S. dollar LIBOR, during corresponding periods, and SOFR may bear little or no relation to the historical actual or historical indicative data. In addition, although changes in Term SOFR and Compounded SOFR generally are not expected to be as volatile as changes in daily levels of SOFR, the return on and value of the notes may fluctuate more than floating rate securities that are linked to less volatile rates.

Any failure of SOFR to gain market acceptance could adversely affect the notes. According to the ARRC, SOFR was developed for use in certain U.S. dollar derivatives and other financial contracts as an alternative to U.S. dollar LIBOR in part because it is considered a good representation of general funding conditions in the overnight U.S. Treasury repurchase agreement market. However, as a rate based on transactions secured by U.S. Treasury securities, it does not measure bank-specific credit risk and, as a result, is less likely to correlate with the unsecured short-term funding costs of banks. This may mean that market participants would not consider SOFR a suitable replacement or successor for all of the purposes for which U.S. dollar LIBOR historically has been used (including, without limitation, as a representation of the unsecured short-term funding costs of banks), which may, in turn, lessen market acceptance of SOFR. Any failure of SOFR to gain market acceptance could adversely affect the return on and value of the notes and the price at which investors can sell the notes in the secondary market.

The secondary trading market for securities linked to SOFR may be limited. If SOFR does not prove to be widely used as a benchmark in securities that are similar or comparable to the notes, the trading price of the notes may be lower than those of securities that are linked to rates that are more widely used. Similarly, market terms for securities that are linked to SOFR, including, but not limited to, the Spread, may evolve over time, and as a result, trading prices of the notes may be lower than those of later-issued securities that are based on SOFR. Investors in the notes may not be able to sell the notes at all or may not be able to sell the notes at prices that will provide them with a yield comparable to similar investments that have a developed secondary market, and may consequently suffer from increased pricing volatility and market risk.

SOFR may be modified or discontinued. SOFR is a relatively new rate, and the FRBNY (or a successor), as administrator of SOFR, may make methodological or other changes that could change the value of SOFR, including changes related to the method by which SOFR is calculated, eligibility criteria applicable to the transactions used to calculate SOFR, or timing related to the publication of SOFR. If the manner in which SOFR is calculated is changed, that change may result in a reduction of the amount of interest payable on the notes, which may adversely affect the trading prices of the notes. The administrator of SOFR may withdraw, modify, amend, suspend or discontinue the calculation or dissemination of SOFR in its sole discretion and without notice and has no obligation to consider the interests of holders of the notes in calculating, withdrawing, modifying, amending, suspending or discontinuing SOFR.

ADDITIONAL TERMS

Interest on the Notes Prior to the occurrence of a Benchmark Transition Event and related Benchmark Replacement Date with respect to 1-month U.S. dollar LIBOR, the notes will bear interest at a rate determined by reference to 1-month U.S. dollar LIBOR as described below. With respect to such interest rate determination, such description will supersede and replace the description in the accompanying prospectus under the heading “Description of Debt Securities—Floating-Rate Notes—LIBOR Notes.” Except as so superseded and replaced, the terms and provisions of the notes described in the accompanying prospectus under the heading “Description of Debt Securities—Floating-Rate Notes” will be applicable in connection with such interest rate determination. Following the occurrence of a Benchmark Transition Event and related Benchmark Replacement Date, in connection with the implementation of the applicable Benchmark Replacement, we or the calculation agent (after consulting with us) will have the right from time to time to make Benchmark Replacement Conforming Changes as set forth in this term sheet under the heading “Additional Terms of the Notes—Interest on the Notes—Effect of Benchmark Transition Event and Related Benchmark Replacement Date,” which Benchmark Replacement and Benchmark Replacement Conforming Changes will further supersede and replace certain terms and provisions of the notes described in the attached prospectus under the heading “Description of Debt Securities—Floating-Rate Notes.”

1-Month U.S. Dollar LIBOR

For any interest determination date, the term “1-month U.S. dollar LIBOR” means the London interbank offered rate for deposits in U.S. dollars for a one month period commencing on the first date of the applicable interest period, as that rate appears on Reuters screen page “LIBOR01” at approximately 11:00 a.m., London time, on the relevant interest determination date. If no such offered rate appears on Reuters screen page “LIBOR01” on the relevant interest determination date at approximately 11:00 a.m., London time, then we will select and identify to the calculation agent four major banks in the London interbank market, and the calculation agent will request each such bank to provide a quotation of the rate at which one-month deposits in U.S. dollars in amounts of at least $1,000,000 commencing on the first day of the interest period relating to such interest determination date are offered by it to prime banks in the London interbank market, at approximately 11:00 a.m. London time, on that interest determination date. If at least two quotations are provided, 1-month U.S. dollar LIBOR will be the arithmetic average (rounded upward if necessary to the nearest .00001%) of the quotations provided. If fewer than two quotations are provided, we will select and identify to the calculation agent three major banks in New York City, and the calculation agent will request each of such banks to provide a quotation of the rate offered by it at approximately 11:00 a.m., New York City time, on the interest determination date for loans in U.S. dollars to leading European banks for a one-month period for the applicable interest period in an amount of at least $1,000,000. If three quotations are provided, 1-month U.S. dollar LIBOR will be the arithmetic average of the quotations provided. Otherwise, 1-month U.S. dollar LIBOR for the applicable interest period will be equal to 1-month U.S. dollar LIBOR in effect for the then-current interest period or, in the case of the first interest period, the most recent rate that could have been determined in accordance with the first sentence of this paragraph.

Notwithstanding the foregoing paragraph, if we or the calculation agent (after consulting with us) determines on or prior to the relevant interest determination date that a Benchmark Transition Event and related Benchmark Replacement Date (each as defined below) have occurred with respect to 1-month U.S. dollar LIBOR, then the provisions set forth below under the heading “—Effect of Benchmark Transition Event and Related Benchmark Replacement Date,” which we refer to as the “benchmark transition provisions,” will thereafter apply to all determinations of the rate of interest payable on the notes. In accordance with the benchmark transition provisions, after a Benchmark Transition Event and related Benchmark Replacement Date have occurred, the amount of interest that will be payable for each interest period on the notes will be determined by reference to a rate per annum equal to the Benchmark Replacement (as defined below) plus the Spread.

Effect of a Benchmark Transition Event and Related Benchmark Replacement Date

Benchmark Replacement. If we or the calculation agent (after consulting with us) determines that a Benchmark Transition Event and related Benchmark Replacement Date have occurred prior to the applicable Reference Time in respect of any determination of the Benchmark on any date, the applicable Benchmark Replacement will replace the then-current Benchmark for all purposes relating to the notes in respect of such determination on such date and all determinations on all subsequent dates.

Benchmark Replacement Conforming Changes. In connection with the implementation of a Benchmark Replacement, we or the calculation agent (after consulting with us) will have the right to make Benchmark Replacement Conforming Changes from time to time.

Decisions and Determinations. Any determination, decision or election that may be made by us or the calculation agent pursuant to the benchmark transition provisions set forth herein, including, but not limited to, determinations with respect to Benchmark Replacement Conforming Changes, and any decision to take or refrain from taking any action or any selection:

•	will be conclusive and binding absent manifest error;
•	if made by us, will be made in our sole discretion;
•	if made by the calculation agent, will be made after consulting with us, and the calculation agent will not make any such determination, decision or election to which we object; and
•	notwithstanding anything to the contrary in the 2016 Senior Indenture or the notes, will become effective without consent from the holders of the notes or any other party.

Any determination, decision or election pursuant to the benchmark transition provisions not made by the calculation agent will be made by us on the basis described above. The calculation agent shall have no liability for not making any such determination, decision or election. In addition, we may designate an entity (which may be our affiliate) to make any determination, decision or election that we have the right to make in connection with the benchmark transition provisions set forth in this pricing supplement.

“Benchmark” means, initially, 1-month U.S. dollar LIBOR; provided that if a Benchmark Transition Event and related Benchmark Replacement Date have occurred with respect to 1-month U.S. dollar LIBOR or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement.

“Benchmark Replacement” means the Interpolated Benchmark with respect to the then-current Benchmark, plus the Benchmark Replacement Adjustment for such Benchmark; provided that if the calculation agent (after consulting with us) cannot determine the Interpolated Benchmark as of the Benchmark Replacement Date, then “Benchmark Replacement” means the first alternative set forth in the order below that can be determined by us or the calculation agent (after consulting with us) as of the Benchmark Replacement Date:

(1)	the sum of: (a) Term SOFR and (b) the Benchmark Replacement Adjustment;
(2)	the sum of: (a) Compounded SOFR and (b) the Benchmark Replacement Adjustment;
(3)	the sum of: (a) the alternate rate of interest that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current Benchmark for the applicable Corresponding Tenor (if any) and (b) the Benchmark Replacement Adjustment;
(4)	the sum of: (a) the ISDA Fallback Rate and (b) the Benchmark Replacement Adjustment;
(5)	the sum of: (a) the alternate rate of interest that has been selected us or the calculation agent (after consulting with us) as the replacement for the then-current Benchmark for the applicable Corresponding Tenor giving due consideration to any industry-accepted rate of interest as a replacement for the then-current Benchmark for U.S. dollar-denominated floating rate notes at such time and (b) the Benchmark Replacement Adjustment.

“Benchmark Replacement Adjustment” means the first alternative set forth in the order below that can be determined by us or the calculation agent (after consulting with us) as of the Benchmark Replacement Date:

(1)	the spread adjustment (which may be a positive or negative value or zero) that has been selected or recommended by the Relevant Governmental Body or determined by us or the calculation agent (after consulting with us) in accordance with the method for calculating or determining such spread adjustment that has been selected or recommended by the Relevant Governmental Body, in each case for the applicable Unadjusted Benchmark Replacement;
(2)	if the applicable Unadjusted Benchmark Replacement is equivalent to the ISDA Fallback Rate, then the ISDA Fallback Adjustment;
(3)	the spread adjustment (which may be a positive or negative value or zero) that has been selected by the calculation agent (after consulting with us) or by us giving due consideration to any industry-accepted spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the then-current Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. dollar-denominated floating rate notes at such time.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, changes to (1) any interest determination date, interest payment date, interest reset date, business day convention or interest period, (2) the manner, timing and frequency of determining the rate and amounts of interest that are payable on the notes and the conventions relating to such determination and calculations with respect to interest, (3) rounding conventions, (4) tenors and (5) any other terms or provisions of the notes, in each case that we or the calculation agent (after consulting with us) determines, from time to time, to be appropriate to reflect the determination and implementation of such Benchmark Replacement in a manner substantially consistent with market practice (or, if we or the calculation agent (after consulting with us) decides that implementation of any portion of such market practice is not administratively feasible or determines that no market practice for use of the Benchmark Replacement exists, in such other manner as we or the calculation agent (after consulting with us) determines is appropriate).

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark:

(1)	in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the Benchmark permanently or indefinitely ceases to provide the Benchmark; or
(2)	in the case of clause (3) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein.

For the avoidance of doubt, if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(1)	a public statement or publication of information by or on behalf of the administrator of the Benchmark announcing that such administrator has ceased or will cease to provide the Benchmark, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark;
(2)	a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark, the central bank for the currency of the Benchmark, an insolvency official with jurisdiction over the administrator for the Benchmark, a resolution authority with jurisdiction over the administrator for the Benchmark or a court or an entity with similar insolvency or resolution authority over the administrator for the Benchmark, which states that the administrator of the Benchmark has ceased or will cease to provide the Benchmark permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark; or
(3)	a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark announcing that theBenchmark is no longer representative.

“Compounded SOFR” means the compounded average of daily SOFR rates for the applicable Corresponding Tenor, with the rate, or methodology for this rate, and conventions for this rate being established by us or the calculation agent (after consulting with us) in accordance with:

(1)	the rate, or methodology for this rate, and conventions for this rate selected or recommended by the Relevant Governmental Body for determining Compounded SOFR; provided that:
(2)	if, and to the extent that, we or the calculation agent (after consulting with us) determines that Compounded SOFR cannot be determined in accordance with clause (1) above, then the rate, or methodology for this rate, and conventions for this rate that have been selected by us or the calculation agent (after consulting with us) giving due consideration to any industry-accepted market practice for U.S. dollar denominated floating rate notes at such time.

“Corresponding Tenor” with respect to a Benchmark Replacement means a tenor (including overnight) having approximately the same length (disregarding business day adjustment) as the applicable tenor for the then-current Benchmark.

“Federal Reserve Bank of New York’s Website” means the website of the FRBNY at http://www.newyorkfed.org, or any successor source. The foregoing Internet website is an inactive textual reference only, meaning that the information contained on the website is not part of this pricing supplement and is not incorporated in this pricing supplement by reference.

“Interpolated Benchmark” with respect to the Benchmark means the rate determined for the Corresponding Tenor by interpolating on a linear basis between: (1) the Benchmark for the longest period (for which the Benchmark is available) that is shorter than the Corresponding Tenor and (2) the Benchmark for the shortest period (for which the Benchmark is available) that is longer than the Corresponding Tenor. If the Benchmark with respect to which the Interpolated Benchmark is being determined is 1-month U.S. dollar LIBOR, then the term “Benchmark” as used in clause (1) and (2) of the foregoing definition means the London interbank offered rate for deposits in U.S. dollars for the applicable periods specified in such clauses.

“ISDA Definitions” means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.

“ISDA Fallback Adjustment” means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA Definitions to be determined upon the occurrence of an index cessation event with respect to the Benchmark for the applicable tenor.

“ISDA Fallback Rate” means the rate that would apply for derivatives transactions referencing the ISDA Definitions to be effective upon the occurrence of an index cessation date with respect to the Benchmark for the applicable tenor excluding the applicable ISDA Fallback Adjustment.

“Reference Time” with respect to any determination of the Benchmark means (1) if the Benchmark is 1-month U.S. dollar LIBOR, 11:00 a.m. (London time) on the relevant interest determination date, and (2) if the Benchmark is not 1-month U.S. dollar LIBOR, the time determined by us or the calculation agent (after consulting with us) in accordance with the Benchmark Replacement Conforming Changes.

“Relevant Governmental Body” means the Federal Reserve and/or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve and/or the Federal Reserve Bank of New York or any successor thereto.

“SOFR” with respect to any day means the secured overnight financing rate published for such day by the Federal Reserve Bank of New York, as the administrator of the benchmark, (or a successor administrator) on the Federal Reserve Bank of New York’s Website.

“Term SOFR” means the forward-looking term rate for the applicable Corresponding Tenor based on SOFR that has been selected or recommended by the Relevant Governmental Body.

“Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.

Additional Information About SOFR

As further described in this pricing supplement, the rate of interest on the notes will, in the circumstances described in this pricing supplement, be determined by reference to either a Term SOFR or Compounded SOFR.

In general, the following discussion relating to SOFR is based on information available on the Federal Reserve Bank of New York’s Website. SOFR is published by FRBNY and is intended to be a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities. FRBNY reports that SOFR includes all trades in the Broad General Collateral Rate, plus bilateral Treasury repurchase agreement (“repo”) transactions cleared through the delivery-versus-payment service offered by the Fixed Income Clearing Corporation (the

“FICC”), a subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). SOFR is filtered by FRBNY to remove a portion of the foregoing transactions considered to be “specials.” According to FRBNY, “specials” are repos for specific-issue collateral which take place at cash-lending rates below those for general collateral repos because cash providers are willing to accept a lesser return on their cash in order to obtain a particular security.

FRBNY reports that SOFR is calculated as a volume-weighted median of transaction-level tri-party repo data collected from The Bank of New York Mellon, which currently acts as the clearing bank for the tri-party repo market, as well as General Collateral Finance Repo transaction data and data on bilateral U.S. Treasury repo transactions cleared through the FICC’s delivery-versus-payment service. FRBNY notes that it obtains information from DTCC Solutions LLC, an affiliate of DTCC.

If data for a given market segment were unavailable for any day, then the most recently available data for that segment would be utilized, with the rates on each transaction from that day adjusted to account for any change in the level of market rates in that segment over the intervening period. SOFR would be calculated from this adjusted prior day’s data for segments where current data were unavailable, and unadjusted data for any segments where data were available. To determine the change in the level of market rates over the intervening period for the missing market segment, the New York Federal Reserve would use information collected through a daily survey conducted by its trading desk of primary dealers’ repo borrowing activity. Such daily survey would include information reported by BofA Securities, Inc., our affiliate, as a primary dealer.

FRBNY currently publishes SOFR daily on its website at https://apps.newyorkfed.org/markets/autorates/sofr. FRBNY states on its publication page for SOFR that use of SOFR is subject to important disclaimers, limitations and indemnification obligations, including that FRBNY may alter the methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time without notice.

Each U.S. government securities business day, the FRBNY publishes SOFR on its website at approximately 8:00 a.m., New York City time. If errors are discovered in the transaction data provided by The Bank of New York Mellon or DTCC Solutions LLC, or in the calculation process, subsequent to the initial publication of SOFR but on that same day, SOFR and the accompanying summary statistics may be republished at approximately 2:30 p.m., New York City time. Additionally, if transaction data from The Bank of New York Mellon or DTCC Solutions LLC had previously not been available in time for publication, but became available later in the day, the affected rate or rates may be republished at around this time. Rate revisions will only be effected on the same day as initial publication and will only be republished if the change in the rate exceeds one basis point. Any time a rate is revised, a footnote to the FRBNY’s publication would indicate the revision. This revision threshold will be reviewed periodically by the FRBNY and may be changed based on market conditions.

SOFR is published by FRBNY based on data received from other sources, and we have no control over its determination, calculation or publication.

FRBNY started publishing SOFR in April 2018. FRBNY also has published historical indicative Secured Overnight Financing Rates dating back to 2014, although such historical indicative data inherently involves assumptions, estimates and approximations. Investors should not rely on such historical indicative data or on any historical changes or trends in SOFR as an indicator of the future performance of SOFR.

Neither the Federal Reserve Bank of New York’s website, nor any of the information or materials available thereon, are incorporated by reference into this pricing supplement.

Unless otherwise indicated or unless the context requires otherwise, all references in this pricing supplement to “we,” “us,” “our,” or similar references are to BofA Finance.

In addition, any reference to “Morrison & Foerster LLP” in the accompanying product supplement, prospectus and prospectus supplement should be read as a reference to “Sidley Austin LLP.”

As a result of the completion of the reorganization of Bank of America’s U.S. broker-dealer business, references to Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) in the accompanying product supplement, prospectus supplement and prospectus, as such references relate to MLPF&S’s institutional services, should now be read as references to BofAS.

Market Disruption Events

The following definition will supersede and replace the definition of “Market Disruption Event” set forth on page S-26 of the accompanying product supplement.

A “Market Disruption Event” means one or more of the following events, as determined by the Calculation Agent in its sole discretion:

(1) a material limitation, suspension, or disruption of trading in one or more Reference Asset components which results in a failure by the exchange on which each applicable Reference Asset component is traded to report an exchange published settlement price for such contract on the day on which such event occurs or any succeeding day on which it continues;

(2) the exchange published settlement price for any Reference Asset component is a “limit price,” which means that the exchange published settlement price for such contract for a day has increased or decreased from the previous day’s exchange published settlement price by the maximum amount permitted under applicable exchange rules;

(3) failure by the applicable exchange or other price source to announce or publish the exchange published settlement price for any Reference Asset component;

(4) a suspension of trading in one or more Reference Asset components, for which the trading does not resume at least 10 minutes prior to the scheduled or rescheduled closing time; or

(5) any other event that the Calculation Agent determines due to the imposition of position limits in respect of any futures contract or adoption of or change in any applicable law or other regulatory requirement that materially interferes with our ability or the ability of any of our affiliates, after using commercially reasonable efforts,  to unwind or maintain all or a material portion of a hedge that we or our affiliates have effected or may effect in contracts or securities that reference the Reference Asset or any of its constituent components in connection with the Notes.

Role of the Calculation Agent

The following section will supersede and replace the section “Description of the Notes—Role of the Calculation Agent” set forth on page S-29 of the accompanying product supplement.

The Calculation Agent has the sole discretion to make all determinations regarding the Notes as described in this product supplement, including determinations regarding the Starting Value, the Ending Value, the Reference Asset, the amount of interest payable on the Notes, the Investor Fee, the Treasury Rate Charge, the Redemption Amount or Early Redemption Amount, as applicable, Interest Reset Dates, Interest Determination Dates, Calculation Dates, any Market Disruption Events, any Commodity Hedging Disruption Events, a successor asset, Reference Asset Business Days, business days, London business days, Valuation Dates, and calculations related to adjustments to or the discontinuance of any Reference Asset. All determinations of the Calculation Agent will be made in good faith and a commercially reasonable manner.

We appointed Merrill Lynch Commodities, Inc., which is one of our affiliates, as the Calculation Agent for the Notes. However, we may change the Calculation Agent at any time without notifying you.

THE REFERENCE ASSET

The Reference Asset reflects the returns of the S&P GSCI® Excess Return Index and interest earned on hypothetical fully collateralized contract positions on the commodities included in the S&P GSCI® Index. The S&P GSCI® Index is a production-weighted index, designed as a benchmark for investment in the commodity markets and as a measure of commodity market performance over time. Individual components qualify for inclusion in the S&P GSCI® Index on the basis of liquidity and are weighted by their respective world production quantities. There is no limit on the number of contracts that may be included in the S&P GSCI® Index. The S&P GSCI® Excess Return Index reflects the returns of the S&P GSCI® Index as well as the discount or premium obtained by “rolling” hypothetical positions in such contracts forward as they approach delivery. For more information about the S&P GSCI® Index, see “The Reference Asset—S&P GSCI® Index” beginning on page S-40 of the accompanying product supplement.

S&P Dow Jones Indices LLC has no obligation to continue to publish, and may discontinue publication of, the Reference Asset. The consequences of S&P Dow Jones Indices LLC discontinuing publication of the Reference Asset are discussed in the section entitled “Description of the Notes—Discontinuance of the Reference Asset” beginning on page S-28 of the accompanying product supplement. None of us, BAC, the calculation agent, or BofAS accepts any responsibility for the calculation, maintenance, or publication of the Reference Asset or any successor index.

S&P® is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). These trademarks have been licensed for use by S&P Dow Jones Indices LLC. S&P GSCI® is a trademark of S&P. This trademark has been sublicensed for certain purposes by our affiliate, MLPF&S.  The Reference Asset is a product of S&P Dow Jones Indices LLC and/or its affiliates and has been licensed for use by MLPF&S.  The Notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P, or their respective affiliates, and none of S&P Dow Jones Indices LLC, Dow Jones, S&P or their respective affiliates makes any representation regarding the advisability of investing in the Notes.

HISTORICAL INFORMATION

The following graph sets forth the daily historical performance of the Reference Asset in the period from January 1, 2008 through the pricing date. This historical data on the Reference Asset is not necessarily indicative of its future performance or what the value of the Notes may be. Any historical upward or downward trend in the level of the Reference Asset during any period set forth below is not an indication that the level of the Reference Asset is more or less likely to increase or decrease at any time over the term of the Notes.